EXHIBIT 99.1
                                                                    ------------
FOR IMMEDIATE RELEASE

                                                 Contact: Becky Haight
                                                          Investor Relations
                                                          Pathnet
                                                          877 227-5600
                                                          investor@pathnet.net

                                                          Patti Kelly
                                                          Media Relations
                                                          Pathnet
                                                          703 390-2868
                                                          pkelly@pathnet.net

                      PATHNET REPORTS STRONG SECOND QUARTER

RESTON, VA (AUGUST 10, 2000) -- Pathnet Telecommunications, Inc. (Pathnet), the industry's first wholesale, convergent communications service provider combining competitive local access services and long-haul transport in underserved markets, today announced its financial and operating results for the quarter ended June 30, 2000.

Second quarter revenue increased 14-fold to $12.6 million as compared to revenue of $0.9 million in the second quarter of 1999. On a sequential basis, revenue increased six-fold from $1.9 million in the prior quarter. As expected, construction revenue accounted for approximately 90% of total revenue, with service revenue comprising the balance. Earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter was a loss of $11.3 million versus a loss of $5.3 million in the year-ago quarter.

Pathnet also announced the securing of a $210 million credit facility for the purchase of goods and services from Nortel Networks. This facility has a term of six years and will support the expansion of Pathnet's continued fiber optic build-out. Pathnet also closed a $25 million second tranche of equity from Colonial Pipeline Company.

At the SuperComm 2000 Conference in June, Pathnet recorded an industry first when it announced the deployment of a softswitch connected directly to the Public Switched Telephone Network (PSTN). This next-generation architecture gives Pathnet the ability to offer its customers a full portfolio of advanced access and transport services. These services include Internet dial access, xDSL and Private Line connection services - all combined with high-capacity transport on a single integrated platform: Pathnet VPOP (Virtual Point of Presence) Plus Service.

In recent weeks, Pathnet signed new multi-year customer agreements with Brainstorm, DSLi.com, I-Link and NaviPath - all of which have elected to adopt Pathnet VPOP Plus Service to extend the reach of their product offerings.

"It was a satisfying quarter for us as we moved ahead on several important fronts," said president and chief executive officer Richard Jalkut. "In addition



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to strong  revenue  growth and above-plan  sales  perfomance,  we entered into a credit facility with Nortel Networks to fund optical equipment used in lighting our fiber-optic network. We also entered a partnering arrangement with Cisco Systems under which we will utilize the latest Cisco solutions, including their softswitches, gateways and optical muxes, in offering our unique VPOP Plus Service family."

Customer demand for Pathnet products continues to increase rapidly. Pathnet more than tripled its current sales backlog to a total of $200 million, up from $61 million at the end of the first quarter. Pathnet's sales backlog is now comprised of $160 million in telecom services and $40 million in construction and infrastructure services.

"As our network build-out gains momentum, customer demand is fueling our sales funnel," said Bob Rouse, Pathnet chief operating officer. "Demand exceeded our expectations in the quarter and our unique VPOP Plus Service family has been the primary driver. Our backlog now includes agreements for over 7,000 PRIs, or the conventional network equivalent of 161,000 dial access ports, along with 5,000 xDSL connections - services which will be turned up as our network comes on-line," he added.

Pathnet completed 500 route miles of network and 21 collocations during the quarter, bringing its total network to 7,400 route miles and a total of 86 collocations in 57 cities. The company continues to target 150 collocations in 80 cities by the end of the year. Pathnet increased its gross property and equipment by $53 million in the quarter, bringing total property and equipment acquired to $221 million at quarter-end.


SECOND QUARTER HIGHLIGHTS AND RECENT DEVELOPMENTS

o    Secured $210 million credit facility from Nortel Networks
o Closed second tranche of equity from first quarter's strategic investment transaction which adds $25 million to Pathnet's balance sheet in the third quarter
o    Increased sales backlog to $200 million
o    Designated a Cisco Powered Network
o    Deployed  industry's  first  softswitch  connected  directly  to the PSTN
o    Completed  Chicago-Denver fiber optic build and lit Chicago - Omaha route
o    Signed  Interconnection  Agreements  with Bell  South and Bell  Atlantic
o    Completed 21 collocations,  bringing cumulative total to 86
o    Achieved CLEC approval in 9 new states, for a total of 25

Pathnet is the industry's first wholesale convergent communications service provider offering competitive broadband local access services and high-capacity, digital transport across under-served and second- and third-tier U.S. cities. Pathnet provides service to traditional telecommunications carriers such as inter-exchange carriers, as well as emerging carriers including Internet service providers, competitive local exchange carriers and others. Pathnet currently has 7,400 route miles of completed network and 900 route miles of network under construction. Additional information about Pathnet can be found on the company's web site at: WWW.PATHNET.NET.

THE STATEMENTS MADE BY PATHNET AND PATHNET TELECOMMUNICATIONS IN THIS PRESS RELEASE MAY BE FORWARD-LOOKING IN NATURE. NO ASSURANCE CAN BE GIVEN THAT FUTURE RESULTS WILL BE ACHIEVED; ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED IN FORWARD-LOOKING STATEMENTS. PATHNET AND PATHNET TELECOM BELIEVE THAT THEIR PRIMARY RISK FACTORS INCLUDE, BUT ARE NOT LIMITED TO: SIGNING
ADDITIONAL AGREEMENTS WITH PRIVATE NETWORK OPERATORS AND OTHERS; OFFERING SERVICES TO TELECOMMUNICATION SERVICE PROVIDERS; ENTERING INTO PARTNERING ARRANGEMENTS; BUILDING A DIGITAL NETWORK; MEETING MARKET DEMAND AND CUSTOMER SERVICE EXPECTATIONS; AND OBTAINING ADDITIONAL FINANCING. ADDITIONAL INFORMATION CONCERNING THESE AND OTHER POTENTIALLY IMPORTANT FACTORS CAN BE FOUND WITHIN PATHNET TELECOM'S REGISTRATION STATEMENT AND PATHNET'S PERIODIC REPORTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION UNDER THE FEDERAL SECURITIES LAWS. STATEMENTS IN THIS RELEASE SHOULD BE EVALUATED IN LIGHT OF THESE IMPORTANT FACTORS.

                        PATHNET TELECOMMUNICATIONS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)



                                                  FOR THE THREE MONTHS ENDED
                                                              JUNE 30,
                                                        2000             1999
                                                        ----             ----
                                                    (UNAUDITED)      (UNAUDITED)
Revenue                                            $    12,624      $          865
                                                   -----------      --------------
Expenses:
    Cost of revenue                                      14,415              2,669
    Selling, general and administrative                   9,155              3,508
    Contribution & Reorganization expenses                  342                 --
    Depreciation                                          2,792              1,033
                                                   ------------     --------------
      Total expenses                                     26,704              7,210
                                                   ------------     --------------
Net operating loss                                      (14,080)            (6,345)
Interest expense                                         (9,292)           (10,061)
Interest income                                           2,203              3,378
Other                                                      (143)                72
                                                   ------------     --------------
      Net loss                                     $    (21,312)    $      (12,956)
                                                   ============     ==============
Basic and diluted loss per
    Common share                                   $      (6.50)    $        (4.46)
                                                   ============     ==============
Weighted average number of
    Common shares outstanding                             3,283              2,902
                                                   ============     ==============

Other Data:
    EBITDA                                         $    (11,288)    $       (5,312)
                                                   ============     ==============


                        PATHNET TELECOMMUNICATIONS, INC.
                           CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT STATISTICAL DATA)

                                                                            JUNE 30,           DECEMBER 31,
                                                                              2000                 1999
                                                                             -----                 ----
                                                                            (UNAUDITED)
                                         ASSETS
Cash and cash equivalents                                               $       80,285       $      90,662
Marketable securities available for sale, at market                              6,216              42,652
Other current assets                                                             9,765               2,486
                                                                        --------------       -------------
     Total current assets                                                       96,266             135,800
Property and equipment, net                                                    208,811             131,928
Intangible assets                                                              185,983                  --
Restricted cash and marketable securities available for sale, at market         18,352              21,541
Pledged marketable securities held to maturity                                  20,873              21,265
Other assets                                                                    17,444              10,002
                                                                        --------------       -------------
       Total assets                                                     $      547,729       $     320,536
                                                                        ==============       =============
                           LIABILITIES, MANDATORILY REDEEMABLE
                   PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Total current liabilities                                                       62,422              30,588
Bonds payable, net of unamortized bond discount of $3,174 and $3,378           346,826             346,622
Other non-current liabilities                                                   10,958               3,093
Total mandatorily redeemable preferred stock                                    37,892              35,970
Total stockholders' equity (deficit)                                            89,631             (95,737)
                                                                        --------------       -------------
       Total liabilities, mandatorily redeemable preferred stock and
       stockholders' equity (deficit)                                   $      547,729       $     320,536
                                                                        ==============       =============


Selected statistical data:
       Route miles complete                                                      7,400                6,800
       Route miles under construction                                              900                  700
       Collocations                                                                 86                   40




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